Registration No. 333-173503
Filed Pursuant to Rule 424(b)(3)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum	Maximum aggregate	Amount of registration fee(2)
		offering price per share(1)	offering price(1)
Class A common stock, par value $.01 per share	89,593	$26.89	$2,409,156	$279.71

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices on September 8, 2011.

(2)
Pursuant to Rule 457(p), this fee is being offset against previously paid fees of $27,498.84 related to unsold securities previously registered under Registration Statement Nos. 333-113977 and 333-113977-01, filed by Apartment Investment and Management Company and AIMCO Properties, L.P. on March 26, 2004 and included in Registration Statements Nos. 333-150341 and 333-150341-01, filed by Apartment Investment and Management Company and AIMCO Properties, L.P. on April 21, 2008.

Prospectus Supplement (to Prospectus Dated April 14, 2011)

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
89,593 SHARES OF CLASS A COMMON STOCK

The selling stockholder described in this prospectus supplement may offer and sell from time to time up to 89,593 shares of our Class A common stock.   We will not receive any proceeds from the sale of those shares.

Our Class A common stock is traded on the New York Stock Exchange under the symbol “AIV.” The last reported sale price of our Class A common stock on the New York Stock Exchange on September 8, 2011 was
$26.92 per share.

The selling stockholder may sell the Class A common stock offered hereby from time to time on the New York Stock Exchange or such other national securities exchange or automated interdealer quotation system on which shares of Class A common stock are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices.

 You should carefully read and consider the “Risk Factors” referenced on page S-2 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 12, 2011.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference that have been filed prior to the date of this prospectus supplement, the information in this prospectus supplement will supersede such information.

This prospectus supplement does not contain all of the information that is important to you. You should read the accompanying prospectus as well as the documents incorporated by reference in the accompanying prospectus.  In this prospectus supplement, “we,” “our,” “us” and the “Company” refer to Apartment Investment and Management Company.

RISK FACTORS

Investing in shares of our Class A common stock involves risks. Please see the risk factors described in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into the accompanying prospectus. These risks are not the only ones facing us and there may be additional matters that we are unaware of or that we currently consider immaterial. Any of these risks and uncertainties could adversely affect our business, financial condition, results of operations, liquidity or prospects and, thus, the value of an investment in shares of our Class A common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our Class A common stock offered hereby.

SELLING STOCKHOLDER

This prospectus supplement relates to periodic offers and sales of up to 89,593 shares of our Class A common stock by the selling stockholder described below and its pledgees, donees and other successors in interest (collectively, “the selling stockholder”). The shares of Class A common stock that may be offered and sold by the selling stockholder may be issued in exchange for partnership common units of AIMCO Properties, L.P. (which we refer to as the Aimco Operating Partnership).
The following table sets forth certain information with respect to the selling stockholder and its beneficial ownership of shares of Class A common stock as of the date hereof.  The selling stockholder has not held any position or office or had any other material relationship with us, or any of our predecessors or affiliates, during the past three years. All of the shares owned by the selling stockholder may be offered hereby. The number of shares shown reflects the number of shares of Class A common stock (subject to adjustment pursuant to anti-dilution adjustment provisions) that may be issued to the selling stockholder from time to time by us in exchange for partnership common units of the Aimco Operating Partnership tendered for redemption by the selling stockholder pursuant to the agreement of limited partnership of the Aimco Operating Partnership.

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	Shares owned prior	Shares covered by this
Selling Stockholder	to offering	Prospectus
The Kathleen B. Mecay Residuary Trust (1)	89,593 (2)	89,593

(1)
Pursuant to a Variable Forward Purchase Transaction Confirmation and related Pledge and Security Annex, being entered into by and between Robert M. Mecay and Jeffrey L. Wagner, as Trustees of the Kathleen B. Mecay Residuary Trust, u/w dated September 22, 1986 (“Mecay”) and Deutsche Bank AG, London Branch with Deutsche Bank Securities Inc. as agent (collectively referred to as “Deutsche Bank”), Mecay is entering into a Variable Forward Purchase Transaction (the “Forward Transaction”) with Deutsche Bank relating to 89,593 shares of Class A common stock that are subject to this prospectus and that may be issued in exchange for 89,593 partnership common units and Mecay is pledging those partnership common units and underlying Class A common stock to Deutsche Bank as security for the Forward Transaction. In connection with the Forward Transaction, Deutsche Bank may sell shares covered by this prospectus, including in short sale transactions. If it does so, Deutsche Bank may use shares pledged by or borrowed from Mecay or others to settle those sales or to close out any related open borrowings of shares, and may use shares received from Mecay in settlement of such forward transactions to close out any related open borrowings of stock.

(2)
Represents less than 1% of the shares of Class A common stock outstanding.   As of the date of this prospectus supplement, in addition to the partnership common units for which the shares described in the table above may be issued, the Kathleen B. Mecay Residuary Trust holds 44,550 class one partnership preferred units, exchangeable for a number of shares of Class A common stock based on an exchange ratio that varies from time to time based on a formula in the agreement of limited partnership of the Aimco Operating Partnership. The shares issuable in exchange for such units may be offered and sold by the Kathleen B. Mecay Residuary Trust pursuant to other registration statements.  Because the selling stockholder may sell none, some or all of the shares offered hereby, no estimate can be given as to the number of shares that will be held by the selling stockholder upon termination of any offering made hereby. If all of the shares offered hereby are sold, the selling stockholder would own no shares after the offering, but would continue to own the exchangeable partnership preferred units described above.

PLAN OF DISTRIBUTION

This prospectus supplement relates to the offer and sale from time to time by the selling stockholder of up to 89,593 shares of Class A common stock. The selling stockholder may sell the shares from time to time in one or more transactions, which may include underwritten offerings, sales in open market or block transactions on the New York Stock Exchange, or such other national securities exchange or automated interdealer quotation system on which shares of Class A common stock are then listed or quoted, sales in the over-the-counter market, privately negotiated transactions, put or call options transactions relating to the shares, short sales of shares, hedging transactions, distributions to beneficiaries, partners, members, or shareholders of the selling stockholder or a combination of such methods of sale, at prices related to prevailing market prices at the time of the sale or at negotiated prices. Such transactions may or may not involve brokers or dealers.

The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities (except as described in footnote 1 to the table under the caption “Selling Stockholder”), nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder. In addition, any of the shares covered by this prospectus supplement which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, (the “Securities Act”), may be sold under Rule 144 rather than pursuant to this prospectus supplement.

The selling stockholder may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, such broker-dealers may arrange for other broker-dealers to participate.

The selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of our shares in the course of hedging the positions they assume with the selling stockholder. If they do so, they may use shares pledged by or borrowed from the selling stockholder or others to settle those sales or to close out any related open borrowings of shares, and may use shares received from the selling stockholder in settlement of such derivatives to close out any related open borrowings of stock. The selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions of securities offered hereby, which securities the broker-dealers or other financial institutions may resell pursuant to this prospectus supplement (as supplemented or amended to reflect the transaction.)
S-3

Pursuant to a Variable Forward Purchase Transaction Confirmation and related Pledge and Security Annex, being entered into by and between Mecay and Deutsche Bank, Mecay is entering into a Forward Transaction with Deutsche Bank relating to 89,593 shares of Class A common stock that are subject to this prospectus and that may be issued in exchange for 89,593 partnership common units and Mecay is pledging those partnership common units and underlying Class A common stock to Deutsche Bank as security for the Forward Transaction. In connection with the Forward Transaction, Deutsche Bank may sell shares covered by this prospectus, including in short sale transactions. If it does so, Deutsche Bank may use shares pledged by or borrowed from Mecay or others to settle those sales or to close out any related open borrowings of shares, and may use shares received from Mecay in settlement of the Forward Transaction to close out any related open borrowings of stock.

If shares are sold in an underwritten offering, the shares will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices at the time of the sale or at negotiated prices. Any initial public offering price and any discounts or commissions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters may sell shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholder and any underwriters or broker-dealers who act in connection with the sale of shares hereunder may be deemed to be “underwriters,” within the meaning of Section 2(a)(11) of the Securities Act, and any compensation received by them and any profit on any resale of shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.  Because the selling stockholder may be deemed to be an “underwriter,” within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act.

In order to comply with the securities laws of certain jurisdictions, the securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

We have agreed to pay all expenses in connection with the registration of the shares being offered hereby. The selling stockholder is responsible for paying broker's commissions, underwriting discounts and any other selling expenses, as well as fees and expenses of selling stockholder's counsel.  We have agreed to indemnify the selling stockholder, and its respective officers and directors and any person who controls such selling stockholder, against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this prospectus supplement, and the registration statement of which this prospectus supplement and the related prospectus is a part, including liabilities under the Securities Act. We or the selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

S-4